UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SUSPENSION OF COAL MINING AT SOUTHERN KUZBASS COAL COMPANY’S
NEW-OLZHERASSK UNDERGROUND MINE

Moscow, Russia — February 27, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that coal mining at Southern
Kuzbass Coal Company OAO’s New-Olzherassk Underground mine’s long wall face #
21-1-7 has been temporarily halted due to coal self-heating.
High levels of carbon monoxide were registered in New-Olzherassk Underground mine’s long wall face # 21-1-7, which is proof of coal self-heating. Mining operations are currently suspended.
Southern Kuzbass Coal Company OAO’s experts are working on measures to eliminate self-heating. Remote sampling yields prompt information on the gas situation in the production area, which is injected with a nitrogen-based foam.
The mine infrastructure, including its transport, ventilation system, dewatering, power facilities and roadheaders, is in working condition and safe.
The timing for resumption of mining will be determined once the project for eliminating self-heating is completed.
Suspension of the mine’s long wall face # 21-1-7 will not cause delay in coal deliveries to customers since there is enough coal at the New-Olzherassk
Underground mine warehouse to ensure uninterrupted deliveries within the company’s existing contractual obligations.
This year New-Olzherassk mine has mined over 250,000 tonnes of coal. The coal produced at the mine is mostly used to produce PCI.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 27, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO